Issuer Free Writing Prospectus
Filed by: Concho Resources Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-161809

Concho Resources Inc.

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated December 9, 2010. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Concho Resources Inc.
Size:	$600,000,000
Maturity:	January 15, 2021
Coupon:	7.000%
Price:	100.000% of face amount
Yield to maturity:	7.000%
Spread to Benchmark Treasury:	+378 basis points
Benchmark Treasury:	UST 2.625% due November 15, 2020
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2011
Gross Proceeds:	$600,000,000
Net Proceeds to the Issuer (before expenses):	$588,000,000
Redemption Provisions:
First call date:	January 15, 2016
Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:
Commencing January 15, 2016: 103.500%
Commencing January 15, 2017: 102.333%
Commencing January 15, 2018: 101.167%
Commencing January 15, 2019
and thereafter: 100.000%
Redemption with proceeds of equity offering	Prior to 2014, up to 35% may be redeemed at 107%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	December 9, 2010
Settlement:	T+3; December 14, 2010
Denominations:	$2,000 and integral multiples of $1,000
CUSIP/ISIN:	20605PAB7/US20605PAB76
Form of Offering:	SEC Registered (Registration No. 333-161809)
Joint book-running managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Agricole Securities (USA) Inc.
Wells Fargo Securities, LLC
Co-managers:	BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
ING Financial Markets LLC

Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
BBVA Securities Inc.
Capital One Southcoast, Inc.
Lloyds TSB Bank plc
Natixis Securities North America Inc.
RBS Securities Inc.
Scotia Capital (USA) Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY 10179, Attention: Syndicate Desk; Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, NY, 10080, Attention: Syndicate Operations, by calling (800) 294-1322 or by sending an email to dg.prospectus_requests@baml.com; Credit Agricole Securities (USA) Inc. at 1301 Avenue of the Americas, New York, NY 10019 or by calling (866) 807-6030; or Wells Fargo Securities, LLC at 550 South Tryon Street, 7th Floor, MAC D1086-070, Charlotte, NC 28202, by calling (800) 326-5897 or by sending an email to cmclientsupport@wellsfargo.com.

Additional Information

Offering size

The Company has increased the offering of the Notes from $350.0 million aggregate principal amount to $600.0 million aggregate principal amount. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.

Conflicts of Interest

The following disclosure under “Summary — The Offering — Conflicts of Interest” on page S-7 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:

Tudor, Pickering, Holt & Co. Securities, Inc. is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering.

Adjusted Ratio of Earnings to Fixed Charges

The following disclosure is hereby added as the last paragraph of “Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends” on page S- 21, and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:

For the nine months ended September 30, 2010 and the year ended December 31, 2009, our consolidated ratio of earnings to fixed charges, on an adjusted basis giving effect to this offering, would have been 6.81 and less than 1:1, respectively. To achieve ratio coverage of 1:1 for the year ended December 31, 2009, we would have needed additional earnings of approximately $58.6 million.

Use of Proceeds

The following disclosure under “Use of Proceeds” on page S-22 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:

We expect the net proceeds from this offering will be approximately $587.4 million, after deducting estimated fees and expenses (including underwriting discounts and commissions). We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our credit facility.

Capitalization

The following numbers in the As Finally Adjusted column under “Capitalization” on page S-23 and each other location where they appear in the preliminary prospectus supplement are amended to read as follows:

September 30, 2010
As Finally Adjusted
(In thousands)

Long-term debt:
Credit facility	$754,344 (2)
Senior notes offered hereby	600,000
Total long-term debt	$1,809,464
Total capitalization	$4,154,426

(2)	At September 30, 2010, after giving effect to (i) the Acquisitions and (ii) the issuance and sale of the notes offered hereby and our registered common stock offering and the application of the estimated net proceeds therefrom, we would have been able to incur an additional $1.2 billion of indebtedness under our credit facility. We expect our registered common stock offering to close at the same time as the closing of this notes offering. If we do not consummate the registered common stock offering, approximately $1.0 billion in borrowings under our credit facility will remain outstanding.